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                             December 19, 2023

       Christopher Chapman, Jr.
       Chief Executive Officer
       Telomir Pharmaceuticals, Inc.
       900 West Platt Street, Suite 200
       Tampa, FL 33606

                                                        Re: Telomir
Pharmaceuticals, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 14,
2023
                                                            File No. 333-275534

       Dear Christopher Chapman:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 28, 2023 letter.

       Amendment 1 to Registration Statement on Form S-1

       Capitalization, page 41

   1. We note here that you present in the actual column 28,609,814 shares of common stock outstanding as of
September 30, 2023. However, on page F-11 you present
                                                        27,097,294 shares of
common stock outstanding as of September 30, 2023. Revise the actual outstanding
common stock share information presented within this table to agree to your unaudited
financial statements as of September 30, 2023.
       Dilution, page 42

   2. We note your historical net tangible book value per share of $0.04 per share as of
                                                        September 30, 2023.
Please reconcile this with your unaudited financial statements on page F-11 which state a
historical net tangible book value of $2.1 million as of September
                                                        30, 2023 and 27,097,294
shares of outstanding common stock, which calculates to
 Christopher Chapman, Jr.
Telomir Pharmaceuticals, Inc.
December 19, 2023
Page 2
      a historical net tangible book value of $0.08 per share. Please note that this methodology also applies to your pro forma and proforma as adjusted net tangible per share values.
Exhibits

3.    We note within Exhibit 23.1 that the auditor   s consent refers to a
report dated August 14,
      2023 while the report included on page F-1 is dual-dated August 14, 2023, except for the last paragraph of Note 7, and its related effects to the financial statements, which is as of
      December 11, 2023. In your amended filing, please provide an auditor   s
consent that
      refers to the correct audit report date that is also currently dated and signed by your auditors. Refer to Item 601(B)(23)(i) of Regulation S-K.
       Please contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy (CF) McNamara at 202-551-7349 or Joe McCann at 202-551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameChristopher Chapman, Jr.
                                                             Division of
Corporation Finance
Comapany NameTelomir Pharmaceuticals, Inc.
                                                             Office of Life
Sciences
December 19, 2023 Page 2
cc:       Curt Creely
FirstName LastName